                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 12)*

                           Total System Services, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           $.10 Par Value Common Stock
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                         (Title of Class of Securities)

                                   891906-10-9
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                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
















                                Page 1 of 9 pages

                                       13G

----------------------------------
CUSIP No.  891906-10-9
----------------------------------
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1           NAME OF REPORTING PERSONS
            S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               Columbus Bank and Trust Company, as parent holding company and in various fiduciary capacities, and Synovus Financial Corp. as parent holding company of Columbus Bank and Trust Company.

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2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
             (a)  | |
             (b)  |X|

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3           SEC USE ONLY



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4           CITIZENSHIP OR PLACE OF ORGANIZATION

                  Georgia

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Number of           5   SOLE VOTING POWER
Shares                  52,200,646 - Beneficial ownership recognized
Benefi-                 282,521 - Beneficial ownership disclaimed; Held as
cially                  fiduciary
Owned By
Each
Reporting
Person With

                  -------------------------------------------------------------
                    6   SHARED VOTING POWER
                        29,478 - Beneficial ownership disclaimed; Held as fiduciary
                  -------------------------------------------------------------
                    7   SOLE DISPOSITIVE POWER
                        52,200,646 - Beneficial ownership recognized
                        287,139 - Beneficial ownership disclaimed; Held as fiduciary
                  -------------------------------------------------------------
                    8   SHARED DISPOSITIVE POWER
                        29,478 - Beneficial ownership disclaimed; Held as fiduciary
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9           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               (Includes Beneficial Ownership disclaimed)
                52,517,263
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10          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES


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11          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                81.3%
               (Calculated excluding from outstanding shares all shares owned by Issuer as Treasury shares)

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12          TYPE OF REPORTING PERSON

               BK and HC

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                        SCHEDULE 13G UNDER THE SECURITIES
                        ---------------------------------
                              EXCHANGE ACT OF 1934
                              ---------------------

Check the following box if a fee is being paid with this statement.  [   ]

1.       (a)      Name of Issuer: Total System Services, Inc.

         (b)      Address of Issuer's Principal Executive Offices:

                  1200 Sixth Avenue

                  Columbus, Georgia 31901

2.       (a) & (b)  Name and Principal Business Office of Person Filing:

                  Synovus Financial Corp., One Arsenal Place, 901 Front Avenue,

                  Suite 301

                  Columbus, Georgia    31901

                  Columbus Bank and Trust Company, 1148 Broadway

                  Columbus, Georgia 31901

         (c)      Citizenship:

                  Columbus Bank and Trust Company, Synovus Financial Corp., and Total System Services, Inc. are Georgia corporations, with Columbus Bank and Trust Company being a Georgia banking corporation, and Synovus Financial Corp. and Total System Services, Inc. being Georgia business corporations.

         (d)      Title of class of securities: $.10 par value common stock.

         (e)      CUSIP No. 891906-10-9

3.       Check whether person filing is a:

         (a)      [ ]      Broker or Dealer registered under Section 15 of the
                           Act

         (b)      [X]      Bank as defined in section 3(a)(6) of the Act

         (c)      [ ]      Insurance Company as defined in section 3(a)(19) of
                           the Act

         (d)      [ ]      Investment Company registered under section 8 of the
                           Investment Company Act

         (e)      [ ]      Investment Adviser registered under section 203 of
                           the Investment Advisers Act of 1940

         (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see
                           section 240.13d-1(b)(1)(ii)(F)

         (g)      [X]      Parent Holding Company, in accordance with section
                           240.13d-1(b)(ii)(G) (Note: See Item 7)

         (h)      [ ]      Group, in accordance with section
                           240.13d-1(b)(1)(ii)(H)

4. If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

         (a) Amount beneficially owned (Includes shares as to which beneficial ownership is disclaimed).

                  December 31, 1995      52,517,263

         (b)      Percent of Class:   81.3%   (Calculated excluding from
                  outstanding shares all shares owned by the Issuer as treasury shares).

         (c)      Number of shares as to which such person has:

                  (i)      Sole power to vote or to direct the vote

                            52,200,646 - Beneficial ownership recognized

                            282,521 - Beneficial ownership disclaimed; held as fiduciary

                  (ii)     Shared power to vote or to direct the vote

                            29,478 - Beneficial ownership disclaimed; held as fiduciary

                  (iii)    Sole power to dispose or to direct the disposition of

                            52,200,646 - Beneficial ownership recognized

                            287,139 - Beneficial ownership disclaimed; held as fiduciary

                  (iv)     Shared power to dispose or to direct the disposition
                            of

                            29,478 - Beneficial ownership disclaimed; held as fiduciary


         For an additional discussion on this item, see Exhibits "A" and "B" attached hereto.

5.       Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

            Not Applicable

6.       Ownership of More than Five Percent on Behalf of Another Person.

         If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

            SEE EXHIBIT "B"

7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

            SEE EXHIBIT "B"

8.       Identification and Classification of Members of the Group.

         If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and
         Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

            Not Applicable

9.       Notice of Dissolution of Group.

         Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

            Not Applicable

10. Certification. By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                     COLUMBUS BANK AND TRUST
                                     COMPANY


                                     By:/s/James D. Yancey
                                        James D. Yancey
                                        Vice Chairman
January 29, 1996
Date


                                     SYNOVUS FINANCIAL CORP.


                                     By:/s/G. Sanders Griffith, III
                                        G. Sanders Griffith, III
                                        Senior Executive Vice President,
                                        General Counsel and Secretary
January 29, 1996
Date

                                   EXHIBIT "A"
                                   -----------

         In addition to the securities identified in the response to Item 4, as of December 31, 1995, the banking and trust company subsidiaries of Synovus Financial Corp. and the trust company subsidiary of Columbus Bank and Trust Company possessed neither sole nor shared voting or investment power in connection with 492,982 shares of the class of securities which is the subject of this report, which were held in various agency, custody, safekeeping or asset management capacities, or with brokers, for various agency, custody, safekeeping or asset management customers. Such securities are not included in the response to such item in this report. However, appropriate disclosures, such as that currently at hand, by "footnote" or otherwise, will be included in all future reports to identify the volume of such securities held in agency, custody, safekeeping, asset management or other capacities in which they possess neither sole or shared voting or investment power.

                                   EXHIBIT "B"
                                   -----------

         As of December 31, 1995, Columbus Bank and Trust Company, the parent holding company of the issuer, as well as a banking subsidiary of Synovus Financial Corp. and a signatory party hereto, possessed the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of 80.8% of the class of the securities which is the subject of this report, equal to 52,200,646 shares, of which the beneficial ownership is recognized. In addition, 316,617 shares of the class of securities which is the subject of this report are held by Synovus Trust Company, the wholly-owned trust company subsidiary of Columbus Bank and Trust Company, of which the beneficial ownership is disclaimed, as set forth below. Such shares with respect to which beneficial ownership is disclaimed were transferred on January 3, 1995 by Columbus Bank and Trust Company to Synovus Trust Company, pursuant to Section 7-1-320 et seq. of the Financial Institutions Code of Georgia, along with all of its rights, powers, privileges, accounts and designations as a fiduciary, including the sole and/or shared power to vote and/or invest the shares of the class of the securities which is the subject of this report. None of the other subsidiaries of any of the signatory parties hereto have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the class of securities which is the subject of this report, as of December 31, 1995. None of such subsidiaries, individually or in the aggregate, possesses such right or power relating to more than five percent of the class of the securities which is the subject of this report.

         Held by Columbus Bank and Trust Company and its wholly-owned trust company subsidiary, Synovus Trust Company, as of December 31, 1995.

    Sole             Shared           Sole Power            Shared Power
Voting Power       Voting Power       To Dispose            To Dispose
------------       ------------        ---------            -------------
52,200,646<F1>       29,478<F2>         52,200,646<F1>         29,478<F2>
   282,521<F2>                             287,139<F2>

<F1>Columbus Bank and Trust Company is the  registered  owner and possesses sole voting and investment power with respect to 52,200,646 shares of the class of the securities which is the subject of this report, the beneficial ownership of which is recognized.

<F2>As of December 31, 1995,  Synovus  Trust  Company,  the  wholly-owned  trust company subsidiary of Columbus Bank and Trust Company, held in various fiduciary capacities 287,139 shares as to which it possessed sole voting or investment power, and 29,478 shares as to which it possessed shared voting or investment power, of the class of the securities which is the subject of this report, the beneficial ownership of which is disclaimed.
